SG 3/16/04

04003518

ES
GE COMMISSION
Washington, D.C. 20549

UF 3-4-04

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH, D.C. 188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Access

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place 11th Floor

(No. and Street)

New York, N.Y. 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven W. Mastronardi 212-709-9433

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, N.Y. 10036

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

NAME OF ORGANIZATION Wall Street Access

ADDRESS 17 Battery Place, New York, New York 10004

DATE December 31, 2003

BOARD OF DIRECTORS
NEW YORK STOCK EXCHANGE, INC
C/O DATA CONTROL SECTION
20 BROAD STREET, 22nd Floor
NEW YORK, NY 10005

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of

Wall Street Access
(Member Organization)

have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of out knowledge and belief, the accompanying financial statements for the period ended December 31, 2003 represent the true and correct financial position, results of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

Denis P. Kelleher, C.E.O Steven W. Mastronardi, C.F.O.

STATE OF NEW YORK)
) SS.
COUNTY OF NEW YORK)

Sworn to before me this

24th Day of February, 2004

Kathleen Schatz

KATHLEEN SCHATZ
Notary Public, State of New York
No. 01SC6068634
Qualified in New York County
Commission Expires January 07, 2006

Wall Street Access

(A general partnership)

Statement of Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners
of Wall Street Access

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Access (the "Partnership") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

Wall Street Access
(A general partnership)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 2,739,097
Securities owned, at fair value	20,618,543
Receivable from clearing broker	116,455
Commissions and fees receivable	888,908
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization	2,273,351
Other assets and prepaid expenses	827,715
Receivables from affiliates	2,735,375
Total assets	$ 30,199,444
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued liabilities	$ 2,226,758
Employee compensation payable	766,240
Payable to clearing broker	90,483
Payable to affiliates	2,040,814
Securities sold, but not yet purchased, at fair value	5,036
Note payable	666,667
Total liabilities	5,795,998
Commitments and contingencies (Note 8)	
Partners' capital	24,403,446
Total liabilities and partners' capital	$ 30,199,444

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single member LLC's owned by Wall Street Access, LLC. Wall Street Access LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. The Partnership provides securities brokerage services to retail and institutional customers using telephone and internet access.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission ("SEC"). The Partnership is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange, Inc. ("NYSE").

2. Summary of Significant Accounting Policies

Securities Transactions and Commissions
Transactions in securities owned and securities sold, but not yet purchased, are recorded on a trade date basis.

Cash and Cash Equivalents
The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments
The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are listed below and are recorded at fair value generally obtained from quoted market prices. The limited partnership investments are investments in hedge funds and are based on values obtained from the fund managers. The private equity investments and limited partnership investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted

market. Because of the inherent uncertainty of valuation of the limited partnership and private equity investments, the estimated value may differ from the value that would have been used had a ready market existed for such investments, and the difference could be material. The components of securities owned and securities sold, but not yet purchased include:

	Securities Owned December 31, 2003
Limited partnership investments	$ 10,159,582
U.S. equity securities	7,934,711
U.S. mutual funds	1,242,122
Private equity investments	418,901
Certificate of deposit	167,920
Corporate bonds	457,609
U.S. options	139,700
Foreign securities	97,998
	$ 20,618,543

	Securities Sold, But Not Yet Purchased December 31, 2003
U.S. municipal bond	$ 5,036
	$ 5,036

4. **Receivable from/Payable to Clearing Broker**

The Partnership has an agreement with another U.S. broker-dealer whereby the broker-dealer acts as the Partnership's exclusive U.S. clearing broker. The clearing broker extends margin credit to the Partnership's customers (collateralized by the customer securities), clears transactions and acts as custodian. Amounts receivable from the clearing broker largely represents interest.

5. **Financial Instruments with Off-balance Sheet Risk**

In the normal course of its business, the Partnership enters into various transactions involving derivatives and other off balance sheet financial instruments.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are purchased listed option contracts held for trading purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures and increased required margin levels for certain securities. The Partnership monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership.

At December 31, 2003, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	December 31, 2003
Computer equipment and software	$ 3,342,852
Furniture, office equipment and leasehold improvements	1,884,002
	5,226,854
Less: accumulated depreciation and amortization	(2,953,503)
	$ 2,273,351

7. Note Payable

On January 2, 2003, the Partnership issued a note payable to its clearing broker for $1,000,000 in cash. The note is payable in equal annual installments on January 2, 2004, 2005 and 2006 and bears interest at the rate of 8% per annum on the unpaid principal. Under the provisions of the note, each annual installment of principal and interest shall be forgiven, as long as the Partnership has not terminated its clearing agreement with the clearing broker at the end of each year.

8. Commitments and Contingencies

The Partnership has non-cancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

2004	$ 840,388
2005	732,710
2006	721,243
2007	721,243
2008	620,199
2009 and thereafter	114,975
	$ 3,750,758

The primary lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in costs incurred by the lessor, which cannot exceed 3% per annum.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's statement of financial condition.

9. Related Party Transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts paid on behalf of the affiliated entities. All amounts represent cash transactions.

As of December 31, 2003, the Partnership has a receivable from Wall Street Access Advanced Strategies, LLC of $1,398,115, a receivable from Wall Street Access Corp. of $1,239,607 and also has receivables due from other affiliates of $97,653.

As of December 31, 2003, the Partnership has a payable due to Merger Insight, LLC of $1,686,493 and also has payables due to other affiliates of $354,321.

The Partnership has an investment in a hedge fund which is associated with the Partnership. As of December 31, 2003 this investment was approximately $322,000 and is reported in limited partnership investments within securities owned. Certain administrative services are provided by the Partnership for this fund.

10. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Partnership maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Partnership had net capital at December 31, 2003 of $4,517,175, which exceeded its respective net capital requirement by $4,131,111.

The Partnership is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Partnership is exempt from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(i) of the SEC Rule 15c3-3.